EXHIBIT 99.1

Galapagos enters into strategic collaboration agreement with Thermo Fisher Scientific to further expand its decentralized CAR-T manufacturing network in the U.S.

  Thermo Fisher Scientific to provide CAR-T manufacturing and kitting services for Galapagos’ point-of-care CAR-T product candidate in the San Francisco area
  Agreement follows previously announced collaboration with Landmark Bio for decentralized CAR-T manufacturing in the Boston area

Mechelen, Belgium; 4 January 2024, 22:01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) today announced that it has entered into a strategic collaboration agreement with Thermo Fisher Scientific, Inc. (NYSE: TMO) (“Thermo Fisher”) for the decentralized manufacturing of Galapagos’ point-of-care CAR-T product candidate in the San Francisco area.

Under the terms of the agreement, Thermo Fisher will provide GMP manufacturing as well as BioServices and Specialty Logistics for Galapagos’ CAR-T hemato-oncology clinical program in the San Francisco area, effective January 2024. Galapagos will initiate the technology transfer to enable Thermo Fisher’s manufacturing activities. This collaboration follows Galapagos’ agreement with Landmark Bio for decentralized CAR-T manufacturing in the Boston area announced in November 2023.

“As we continue to execute on our global CAR-T expansion strategy, we are very pleased to collaborate with Thermo Fisher, a leader in accelerating life sciences research and the development of life-changing therapies,” said Dr. Paul Stoffels1, CEO and Chairman of Galapagos. “Together we will establish a decentralized CAR-T manufacturing network in the San Francisco area to support the rollout of our pivotal clinical trials and enhance our market readiness. This collaboration will advance Galapagos’ commitment to better meeting patient needs and making CAR-T therapies available to more patients through the rapid delivery of fit CAR-T cells.”

“This collaboration marks the start of an exciting journey to support Galapagos with their decentralized manufacturing strategy,” stated Jennifer Cannon, president of Commercial Operations for Thermo Fisher Scientific's Pharma Services organization. “As a continued investment in our broad range of cell and gene therapy capabilities, our recently opened San Francisco site provides expertise and flexibility in manufacturing, as well as BioServices & Specialty Logistics, to support customers such as Galapagos from early development work through commercialization.”

Financial terms of the agreement are not disclosed.

About Galapagos’ decentralized CAR-T manufacturing platform
Galapagos’ decentralized, innovative point-of-care CAR-T manufacturing platform offers the potential for the administration of fit cells within a median vein-to-vein time of 7 days, greater physician control and exceptional patient experience. The platform consists of an end-to-end xCellit™ workflow management and monitoring software system, a decentralized, functionally closed, automated manufacturing platform for cell therapies (using Lonza’s Cocoon®) and a proprietary quality control testing and release strategy.

About Galapagos
We are a global biotechnology company with operations in Europe and the US dedicated to developing transformational medicines for more years of life and quality of life. Focusing on high unmet medical needs, we synergize the most compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules, CAR-T therapies, and biologics in oncology and immunology. With capabilities from lab to patient, including a decentralized, point-of-care CAR-T manufacturing network, we are committed to challenging the status quo and delivering results for our patients, employees and shareholders. For additional information, please visit www.glpg.com or follow us on LinkedIn or X (formerly Twitter).

Contact

Media inquiries: Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Sofie Van Gijsel +1 781 296 1143 ir@glpg.com Sandra Cauwenberghs ir@glpg.com

Forward-looking statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements are often, but not always, made through the use of words or phrases such as “will,” “aim,” “goal,” and any similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding Galapagos’ collaboration with Thermo Fisher. Forward-looking statements may involve unknown and known risks, uncertainties and other factors which might cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the risk that Galapagos’ expectations regarding the collaboration with Thermo Fisher, including the potential benefits of such [collaboration], may be incorrect, the inherent uncertainties associated with competitive developments, and regulatory approval requirements, risks associated with Galapagos' reliance on collaborations with third parties (including its collaboration partner Lonza), as well as those risks and uncertainties identified in Galapagos’ Annual Report on Form 20-F for the year ended 31 December 2022 and its subsequent filings with the Securities and Exchange Commission. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on Galapagos management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations, unless required by law or regulation.

1 Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’